UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated August 6, 2009 of Diana Shipping Inc. (the "Company") announcing its financial results for the second quarter and six months ended June 30, 2009.

      The information contained in this Report on Form 6-K, except for the section entitled "Chairman and Chief Executive Officer's Comments," is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 11, 2009	By:	/s/Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer and Treasurer

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2009

ATHENS, GREECE, August 6, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $30.4 million for the second quarter of 2009.  This compared to net income of $56.7 million reported in the second quarter of 2008.

Voyage and time charter revenues were $59.8 million for the second quarter of 2009, compared to $86.8 million for the same period of 2008, due to a decrease in prevailing time charter rates and increased off-hire days.

Net income for the six months ended June 30, 2009 amounted to $65.2 million, compared to net income of $109.9 million for the same period of 2008. Voyage and time charter revenues were $122.5 million for the six months ended June 30, 2009, compared to $165.6 million for the same period of 2008.

Chairman and Chief Executive Officer's Comments

"We are pleased to note that Diana Shipping's second quarter performance was distinguished by profitable operations, a strong cash position and minimal leverage, despite the continuing weakness in overall economic conditions.  The consistent application of our strategies has enabled the Company to deliver a predictable revenue stream from relationships with quality charterers.  At the same time, we have substantially grown our cash position to nearly $218 million and maintained one of the lowest debt levels in our industry," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Mr. Palios further stated, "We believe that Diana is well-positioned, not only to navigate this turbulent economic cycle, but also to seize upon the opportunities that will be available to strong competitors in the dry bulk sector.  Over time, we plan to take advantage of these opportunities to expand our fleet and enhance our cash generation potential for the benefit of our shareholders.  That said, we believe that the difficult phase of the cycle is far from over in the dry bulk market.  We will therefore be patient and disciplined, gradually deploying our resources as we invest in future opportunities."

Fleet Employment Profile (As of August 5, 2009)
Currently Diana's fleet is employed as follows:

Name	Sister Ships1	Year Built	DWT	Charterer	Daily Time Charter Hire Rate	Charter Expiration 2
Nirefs	A	2001	75,311	Cosco Bulk Carrier Co. Ltd.	$60,500	Feb. 3, 2010 - Apr. 3, 2010
Alcyon	A	2001	75,247	Cargill International S.A., Geneva	$34,500	Nov. 21, 2012 - Feb. 21, 2013
Triton	A	2001	75,336	Cargill International S.A., Geneva	$24,400	Oct. 17, 2009 - Jan. 17, 2010
Oceanis	A	2001	75,211	Hanjin Shipping Co. Ltd., Seoul Bunge S.A., Geneva	$40,000 $18,000	Jul. 29, 2009 - Oct. 29, 2009 Jul. 6, 2010 - Sep. 21, 20103
Dione	A	2001	75,172	Louis Dreyfus Commodities S.A., Geneva	$12,000	Jun. 1, 2010 - Sep. 1, 2010
Danae	A	2001	75,106	Augustea Atlantica Srl, Naples	$12,000	Jan. 23, 2011 - Apr. 22, 2011
Protefs	B	2004	73,630	Hanjin Shipping Co. Ltd., Seoul	$59,000	Aug. 18, 2011 - Nov. 18, 2011
Calipso	B	2005	73,691	Cargill International S.A., Geneva	$9,400	Dec. 24, 2009 - Mar. 24, 2010
Clio	B	2005	73,691	Cargill International S.A., Geneva	$11,000	Dec. 26, 2009 - Mar. 26, 2010
Thetis	B	2004	73,583	Cargill International S.A., Geneva	$10,500	Dec. 12, 2009 - Mar. 12, 2010
Naias	B	2006	73,546	Constellation Energy Commodities Group, Baltimore4 J. Aron & Company, New York	$34,000 $19,000	Aug. 24, 20095 Jul. 24, 2010 - Sep. 24, 20105
Erato	C	2004	74,444	Cargill International S.A., Geneva	$15,000	Nov. 27, 2009 - Feb. 27, 2010
Coronis	C	2006	74,381	TPC Korea Co. Ltd., Seoul	$14,000	Feb. 26, 2010 - Apr. 26, 2010
Aliki	-	2005	180,235	Cargill International S.A., Geneva	$45,000	Mar. 1, 2011 - Jun. 1, 2011 6
Salt Lake City	-	2005	171,810	Refined Success Limited	$55,800	Aug. 28, 2012 - Oct. 28, 2012
Norfolk	-	2002	164,218	Corus UK Limited	$74,750	Jan. 12, 2013 - Mar. 12, 2013
Sideris GS	D	2006	174,186	BHP Billiton Marketing AG	$39,000 $36,000	Nov. 30, 2009 Oct. 15, 2010 - Jan. 15, 2011 6
Semirio	D	2007	174,261	BHP Billiton Marketing AG	$31,000	Apr. 30, 2011 - Jul. 30, 2011 6
Boston	D	2007	177,828	BHP Billiton Marketing AG	$52,000	Sep. 28, 2011 - Dec. 28, 2011 7
Hull 1107 (tbn New York)	D	201010	177,000	Nippon Yusen Kaisha, Tokyo (NYK)	$48,0008,9	Jan. 31, 2015 - May 31, 20158
Hull 1138 (tbn Houston)	D	2009	177,000	Jiangsu Shagang Group Co.	$55,000	Oct. 15, 2014 - Jan. 15, 20158
		Total:	2,364,887

1	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
2	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
3	Based on an estimated date that the vessel will be delivered to Bunge S.A., Geneva.
4
As of January 2009, the International Commodities Business of Constellation Energy Commodities Group, Baltimore, was purchased by J. Aron & Company, the principal global trading subsidiary of the Goldman Sachs Group, Inc. Consequently, as of June 9, 2009 all rights and obligations were novated to J. Aron & Company.

5	Based on the intended date of delivery.
6
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

7
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

8	Based on expected date of delivery from the yard to the owners.
9	The gross rate will vary as follows: $50,000 per day for delivery between October 1, 2009 and January 31, 2010 or $48,000 per day for delivery between February 1, 2010 and April 30, 2010.
10	Latest possible delivery to owners during second quarter of 2010.

Summary of Selected Financial & Other Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$59,786	$86,768	$122,479	$165,644
Voyage expenses	3,065	4,046	6,291	6,640
Vessel operating expenses	10,308	9,859	19,749	19,072
Net income	30,439	56,733	65,249	109,948
FLEET DATA
Average number of vessels	19.0	19.0	19.0	18.8
Number of vessels	19.0	19.0	19.0	19.0
Weighted average age of fleet (in years)	4.8	3.8	4.8	3.8
Ownership days	1,729	1,729	3,439	3,417
Available days	1,715	1,729	3,419	3,417
Operating days	1,700	1,728	3,370	3,412
Fleet utilization	99.1%	99.9%	98.6%	99.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$33,073	$47,844	$33,983	$46,533
Daily vessel operating expenses (2)	$5,962	$5,702	$5,743	$5,582
_________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Daylight Time) on Thursday, August 6, 2009.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-870-4399 (for U.S.-based callers) or 1-706-679-6101 (for international callers), and providing the operator with the Conference ID number 19061209.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com. A telephone replay will be available by dialing 1-800-642-1687 (for U.S.-based callers) or 1-706-645-9291 (for international callers), and providing the Conference ID number 19061209.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
 FINANCIAL TABLES
 Expressed in thousands of U.S. Dollars, except share and per share data

 CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	59,786	$86,768	$122,479	$165,644

EXPENSES:
Voyage expenses	3,065	4,046	6,291	6,640
Vessel operating expenses	10,308	9,859	19,749	19,072
Depreciation and amortization of deferred charges	10,999	10,956	21,836	21,209
General and administrative expenses	4,208	3,869	8,281	7,458
Foreign currency losses (gains)	(54)	(97)	(297)	(106)
Operating income	31,260	58,135	66,619	111,371

OTHER INCOME (EXPENSES):
Interest and finance costs	(892)	(1,498)	(1,696)	(3,016)
Interest Income	179	96	434	648
Gain / (loss) from financial instruments	(108)	-	(108)	-
Insurance settlement for vessel un-repaired damages	-	-	-	945

Total other income (expenses), net	(821)	(1,402)	(1,370)	(1,423)

Net Income	30,439	$56,733	$65,249	$109,948

Earnings/(losses) per common share, basic and diluted	0.39	$0.76	$0.86	$1.48

Weighted average number of common shares, basic	77,710,760	74,375,000	76,062,974	74,375,000

Weighted average number of common shares, diluted	77,816,329	74,443,702	76,139,355	74,425,504

BALANCE SHEET DATA
			June 30,	December 31,
			2009	2008
ASSETS			(unaudited)

Cash and cash equivalents			217,737	62,033
Other current assets			5,653	6,521
Advances for vessels under construction and acquisitions and other vessel costs			63,533	27,199
Vessels' net book value			938,878	960,431
Other fixed assets, net			105	136
Other non-current assets			1,437	886
Prepaid charter revenue, non-current portion			15,000	-
Total assets			1,242,343	1,057,206

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt			69,281	20,012
Long-term debt, net of current portion			214,037	238,094
Deferred revenue, non-current portion			16,851	22,502
Other non-current liabilities			1,031	1,122
Total stockholders' equity			941,143	775,476
Total liabilities and stockholders' equity			1,242,343	1,057,206

OTHER FINANCIAL DATA
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$27,147	$68,963	$69,476	$130,861
Net cash used in investing activities	(36,267)	(254)	(36,348)	(108,129)
Net cash from / (used in) financing activities	122,554	(70,583)	122,576	(16,753)

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